UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of August 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, August 24th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP CLARIFIES NEWS PUBLISHED TODAY REGARDING THE SALE OF THE STAKE IN REN

Following a request by the Portuguese Securities Market Commission to clarify certain news released today by the media on the sale of the stake in Rede Eléctrica Nacional, S.A. (“REN”) held by EDP -Energias de Portugal, S.A. (“EDP”), EDP informs that:

In accordance with the Decree-Law n. 172/2006 of August 23, EDP should reduce its current 30% stake in REN to a percentage not superior to 5% until December 31, 2006. Upon this date, the voting rights and ownership of EDP’s stake in REN will be suspended in the proportion that surpasses 5%, until a reduction of this stake to a percentage not superior to 5%.

However, EDP had not yet taken any decision related to the several possible ways and timing to proceed with the divestment of its stake in REN.

The reduction of the financial investment in REN is within EDP’s strategic guidelines presented on July 19, 2006, namely in what concerns to the divestment of non-strategic assets and focus on the core business. The book value of the 30% stake in REN amounted to 154 million euros in EDP’s consolidated accounts at June 30, 2006.

INVESTOR RELATIONS DEPARTMENT	EDP - Energias de Portugal, S.A.
Miguel Viana, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Ricardo Farinha

Phone +351 210012834 Fax: +351 210012899

Email: ir@edp.pt Website: www.edp.pt

EDP - Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa

Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company

Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 24, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer